
SECURITIES AND EXCHANGE COMMISSIONS
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2001.

SCOTTISH POWER PLC
(Translation of Registrant's Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
(Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No __X__


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SCOTTISH POWER PLC


FORM 6-K: TABLE OF CONTENTS

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

> **Scottish Power plc**
> ------------------------------
> **(Registrant)**
>
> **By: /s/ Alan McCulloch**
> ------------------------------
> **Alan McCulloch**
> **Assistant Company Secretary**
>
> **Date of signing   August 14, 2001**

ScottishPower

2001/02 1st Quarter Results

- Solid group financial performance with profit before tax of £105 million ($149 million)* and earnings per share** of 4.90p ($0.28 per ADS).
- Dividend per share up 5% to 6.835p ($0.3907 per ADS) in line with stated aim.
- Delivering on key management actions.
- US Transition Plan on track and new generation on line.
- Integration of UK energy activities progressing well and windfarm expansions announced.

** Before goodwill amortisation and exceptional items*
***Before goodwill amortisation and exceptional items, prior year restated for deferred tax*

Scottish Power plc

2001/02 1st Quarter Results
1 April - 30 June 2001

◆ **Solid group financial performance with profit before tax of £105 million ($149 million)* and earnings per share** of 4.90p ($0.28 per ADS).**

◆ **Dividend per share up 5% to 6.835p ($0.3907 per ADS) in line with stated aim.**

◆ **Delivering on key management actions.**

◆ **US Transition Plan on track and new generation on line.**

◆ **Integration of UK energy activities progressing well and windfarm expansions announced.**

Q1 00/01	Q1 01/02		Full year 2000/01
1,317.7	**1,684.6**	Turnover (£ million)	6,349.3
221.2	**200.3**	Operating Profit (£ million)*	970.2
137.6	**105.3**	Profit Before Tax (£ million)*	628.0
(120.7)	**(120.1)**	Exceptionals (pre-tax) (£ million)	(120.7)
6.17	**4.90**	Earnings per share (pence) **	27.86
6.51	**6.835**	Dividends per share (pence)	26.04

* Before goodwill amortisation and exceptional items
**Before goodwill amortisation and exceptional items, prior year restated for deferred tax

Ian Russell, Chief Executive said:

"The past quarter has seen ScottishPower continue to deliver on key management actions announced earlier this year to re-focus our business on energy with solid group financial performance in line with our expectations.

In the US we have returned the Hunter plant to full operation and added new generation capacity. We continue to perform strongly on our PacifiCorp Transition Plan to improve efficiency and have made progress in our regulatory negotiations.

A sharper focus on energy customers led to the decision to withdraw from our UK Appliance Retailing business. The integration of our UK energy businesses is progressing well and we are actively seeking opportunities to add further generation plant in England and Wales. We are delivering on cost targets and are determined to return the performance of our Infrastructure businesses to a market leading position and to release capital from Southern Water.

In summary, we are continuing to drive our businesses to capture the opportunities within them with a focus on earnings growth and value creation for shareholders."

Overview

All figures below are before the impact of goodwill amortisation and exceptional items unless otherwise stated.

ScottishPower operates as three divisions which focus on energy. The US Division includes PacifiCorp's regulated and unregulated businesses, while the UK Division comprises our UK Generation, Commercial and Trading and Energy Supply activities. The Infrastructure Division includes Power Systems and Southern Water in the UK and also seeks benefits between our UK and US infrastructure businesses.

In the US our focus remains firmly on improving returns from PacifiCorp by implementing the Transition Plan efficiency initiatives, maximising regulatory recovery and by capturing opportunities in the western power markets. Hunter Unit 1 is now back on-line and new US generation capacity is being added consistent with our aim to increase capacity by over 10% by December 2001. Demand side management initiatives have contributed strongly to load reduction. Market prices have fallen significantly from their peak, and progress continues with our regulatory negotiations.

In the UK, in line with our focus on the energy value chain, we have merged our Generation, Commercial and Trading, and Energy Supply activities. This integration is progressing well. We are in the process of completing the disposal and closure of our loss making UK Appliance Retailing business and are progressing with actions to release capital from Southern Water.

Group turnover grew significantly in the quarter to £1,685 million, an increase of £367 million (28%) on the first quarter of the previous year. The US businesses contributed an additional £351 million (61%) mainly due to the impact of higher market prices on wholesale revenues. In the UK businesses, turnover from ongoing operations increased by £19 million as a result of increased output from new generating plant and increased sales by Thus.

First quarter group operating profit fell as expected by £21 million (9%) to £200 million, with US Division profits higher than anticipated due to a gain on repayment of a loan receivable, offset by lower UK profits due to non-recurring adverse power cost charges in Generation and Supply and increased losses in UK Appliance Retailing.

US Division

Management focus:
◆ delivering the efficiency and cost targets of the PacifiCorp Transition Plan
◆ maximising recovery of costs through the regulatory process
◆ acquiring access to additional generation

PacifiCorp reported operating profits of £93 million, an increase of £2 million (2%) on the first quarter of the previous year. The underlying US performance was lower as expected due to excess power costs caused by the Hunter outage and reduced hydro availability. This reduction was offset by the unanticipated gain of £18 million on recovery of a loan receivable previously partially provided against.

The PacifiCorp Transition Plan is on track and we remain set to achieve our target of $113 million of cumulative fuel and operating cost savings by the end of this financial year. Initiatives to centralise customer service are complete and we continue to improve customer service performance.

Hunter Unit 1 was returned to full service in early May helping restore some of the supply shortage PacifiCorp suffered in the prior year. In addition, to manage the risks of being short of power at the normal peak demand, PacifiCorp purchased additional power and available transmission access and is investing in upgrading its trading and risk management processes and systems.

Power demand in the region has fallen significantly due to milder weather and the effective implementation of demand side management. This, together with the effect of the unexpected application of price caps by the Federal Energy Regulatory Commission, has resulted in recent and forward wholesale power prices being significantly lower now than peak levels six months ago. Recovery of the costs of power prudently purchased by PacifiCorp at above tariff rates to meet expected demand will be pursued through the regulatory process.

We continue to vigorously pursue regulatory recovery to offset underearning by PacifiCorp with a combination of methods including deferred accounting applications to recover excess costs and rate cases to reset rates to today's or future expected cost. Additional revenues awarded to date total $110 million on an annualised basis.

In July 2001 the Oregon state legislature increased a statutory cap on recovery of deferred costs from 3% to 6% and we expect to file in the next few weeks for the increased recovery now allowed by state statute. The Oregon general rate case requests additional recovery of approximately $103 million, reduced through normal negotiations in the hearing process from $160 million filed in November 2000. An order is expected from the Oregon Commission shortly.

In Wyoming, $9 million, the maximum allowed under the Merger Agreement, was awarded in July 2001 and a $23 million interim rate request to recover deferred power costs was filed with the Public Service Commission on 10 August 2001. In Utah, a settlement in July of non-power cost issues adjusted the rate request from $142 million to $118 million. The rate case is due to conclude in September 2001. By the end of August 2001 a filing is planned in Utah to recover the deferred cost of purchasing power while Hunter Unit 1 was out of service; filings to recover these costs in Oregon, Idaho and Wyoming are planned to be made by December 2001. Finally, a rate case requesting $7 million in California is ongoing with a commission decision expected by December 2001.

At the end of the quarter PacifiCorp's hydro dam reservoirs were close to full providing resource to contribute to summer peak requirements. Reservoir levels are expected to deplete over the coming months in line with the normal seasonal pattern, before the new water year begins in the autumn.

Good progress has been made with the development of new generation to reduce the imbalance at times of peak demand. The 100 MW plant at Gadsby was commissioned in early May 2001. The Klamath cogeneration plant, one of the most fuel-efficient in the US was commissioned on 29 July 2001, with the bulk of the output committed profitably under long-term contracts. Wind farms at Stateline on the Oregon / Washington border and in Wyoming are under construction with 40 MW of capacity already generating at Stateline. Construction of two units, approximately 80 MW, of the announced 160 MW gas-fired plant at West Valley in Utah is underway and due to be completed in the third quarter. Further opportunities to expand our portfolio are being evaluated.

In summary, with the implementation of the Transition Plan, recovery of costs through the regulatory process, establishment of new generation and enhanced risk management, PacifiCorp is building the foundation from which to improve its financial performance.

UK Division

Management focus:
◆ integrating Generation, Commercial and Trading and Energy Supply activities
◆ adding new generation to our portfolio
◆ improving customer service and increasing Energy Supply profitability

The integration of the formerly separate UK energy businesses is progressing well with Generation, Commercial and Trading, and Energy Supply operating as one division.

The introduction of NETA presents good opportunities to create value with our flexible generation, gas storage and contract portfolio. However, in the initial period of operation of

NETA a systems software error led to incorrect contract notifications being made at a cost of £10 million. The error was rectified as soon as identified and we are seeking recovery of the cost through a number of routes.

The systems error resulted in lower operating profits within the Generation and Energy Supply businesses. Underlying profits were up by £2 million (13%) as a result of the contribution from the recently acquired Rye House power station and improved electricity margins due to lower purchase costs, offset by reduced interconnector margins due to lower prices.

We continue to explore options for expanding our plant portfolio in England and Wales but will only proceed if we can buy at a price that creates value for shareholders. Proposals for two more wind farm projects in Scotland were recently announced, bringing the total capacity proposed for development in the UK to over 350 MW as part of our target of having 10% of generation from renewable resources by 2010.

The Energy Supply business is targeting to increase the profitability of the Division by focussing on improving customer service and reducing the level of customer losses, reducing the cost to serve and improving its customer acquisition processes. With the rate of customer losses having reduced, energy customer numbers have been held at 3.5 million.

Infrastructure Division

Management focus:
◆ improve relative cost performance in the sector
◆ outperform allowed regulatory returns
◆ release capital from Southern Water

The Infrastructure Division reported operating profits of £129 million, £10 million lower than the equivalent period last year. In Power Systems the ongoing cost efficiency programme contributed £5 million within the quarter, which partly offset the impact of regulatory price reductions, which became effective from July 2000. Restating for the effect of the timing of the price review Power Systems profits were up £4 million. In Southern Water, due to the timing of

commissioning of plants, operating costs of new obligations from capital schemes and increased depreciation, first quarter profits were reduced.

Restructuring initiatives and cost saving programmes for both Power Systems and Southern Water remain on track and for the full year the UK Infrastructure Division is expected to improve its profitability. We expect to be in a position to announce new cost savings targets for the Infrastructure Division with our second quarter results in November 2001.

Consistent with our strategy to recycle capital to higher growth areas of our business, we continue to explore options to realise capital from Southern Water which include refinancing or sale of the business.

Power Systems and the construction company Alfred McAlpine are forming a partnership to provide new network connections and services at competitive market rates. The partnership will tender for contracts available from ScottishPower and other utilities.

Other Businesses

On 11 July 2001 Thus published its first quarter results to 30 June 2001. In line with expectations it reported operating losses of £17 million, an improvement of £1 million on the equivalent period last year, with continued improvement in EBITDA. Thus is concentrating its efforts on exploiting its assets through highly focussed sales and marketing activity. The Board of Thus expressed its confidence that Thus will continue to deliver on its strategy and meet expectations for the full year.

In line with our strategy of developing a sharper focus on energy, the decision to withdraw from the loss making UK Appliance Retailing business was announced on 18 June 2001. An agreement to dispose of part of the business to Powerhouse Retail was signed on 31 July 2001 and the remainder of the business will be closed by October 2001. UK Appliance Retailing is now disclosed separately as part of continuing operations and reported operating losses of £9 million in the quarter due to intense competition and reduced margins.

Other Financial Information

A post-tax, exceptional charge of £84 million, before writing back goodwill of £15 million, was recognised in the quarter in respect of costs associated with the disposal of and withdrawal from UK Appliance Retailing. This included a net cash cost of £35 million for employee severance, property costs and other exit expenses. In the quarter to June 2000, £121 million pre-tax of exceptional costs were incurred in association with the implementation of the PacifiCorp Transition Plan. The impact of high power prices in the western US and the lag in recovering these costs through the US regulatory process have contributed to an increase in the net interest charge of £17 million to £96 million. Profit before tax fell by £32 million to £105 million and the tax charge of £24 million represented an effective tax rate (including deferred tax) of 22.5% on profits before goodwill amortisation and exceptional item. Earnings per share were 4.90p, compared to 6.17p in the first quarter last year. Overall, the group result for the quarter was in line with our expectations.

Group operating cash flow fell by £280 million in the quarter to £152 million. This was principally due to the effect on working capital of excess power costs incurred in the last quarter of 2000/01. The group invested £237 million in capital projects during the quarter, including £109 million relating to PacifiCorp and a further £67 million in Southern Water. The resulting net debt as at 30 June 2001 was £225 million higher than 31 March 2001 at £5,510 million, which was in line with expectations recognising regulatory lag. Gearing (net debt/shareholders' funds) increased to 96%, from 90% at 31 March 2001.

The first quarter dividend of 6.835p per share declared on 2 August 2001 is consistent with our stated aim of 5% annual increase in dividends. The ADS dividend rate is $0.3907 which has been determined by the directors with reference to the sterling / dollar exchange rate ruling in London on 1 August 2001 (the last business day preceding the dividend announcement).

Safe Harbor

Certain statements contained herein are forward-looking statements that are subject to risks and uncertainties. These include statements concerning our expectations and other statements that are not historical facts. In particular, the statement by Ian Russell, Chief Executive, that we are determined to return the performance of our Infrastructure business to a market leading position and the statements that the construction of two units of the gas-fired plant at West Valley in Utah is due to complete in the third quarter; an order is expected from the Oregon Commission shortly for the recovery of excess power costs, we expect to file in Oregon in the next few weeks for the increased recovery of deferred costs allowed by the new state statute; the rate case in Utah is due to conclude in September 2001; we are planning to make filings to recover the costs of purchasing power while Hunter Unit 1 was out of service in Utah by the end of August 2001 and in Oregon, Idaho and Washington by December 2001; we expect a decision in a rate case in California by December 2001, reservoir levels are expected to deplete over the coming months in line with the normal seasonal pattern, before the new water year begins in the autumn; we remain set to achieve our target of $113 million of cumulative fuel and operating cost savings by the end of this financial year; we will explore options for expanding our plant portfolio in England and Wales only if we can buy at prices that create value for shareholders; for the full year the UK Infrastructure Division is expected to improve profitability; we expect to be in a position to announce new cost savings targets for the Infrastructure Division with our second quarter results in November 2001, are subject to various uncertainties. ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We desire to qualify these statements for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

Scottish Power plc
14 August 2001

Group Profit and Loss Account
for the three months ended 30 June 2001

		Three months ended 30 June 2001				
		Continuing operations		Total before exceptional item	Exceptional item (Note 3)	
		Ongoing operations 2001 £m	Appliance Retailing 2001 £m	2001 £m	2001 £m	2001 £m
	Notes					
Turnover: group and share of joint ventures and associates		**1,622.7**	**66.0**	**1,688.7**	**–**	**1,688.7**
Less: share of turnover in joint ventures		**(4.0)**	**–**	**(4.0)**	**–**	**(4.0)**
Less: share of turnover in associates		**(0.1)**	**–**	**(0.1)**	**–**	**(0.1)**
Group turnover from continuing operations	2	**1,618.6**	**66.0**	**1,684.6**	**–**	**1,684.6**
Cost of sales		**(1,186.1)**	**(48.6)**	**(1,234.7)**	**–**	**(1,234.7)**
Gross profit from continuing operations		**432.5**	**17.4**	**449.9**	**–**	**449.9**
Transmission and distribution costs		**(145.1)**	**–**	**(145.1)**	**–**	**(145.1)**
Administrative expenses		**(126.7)**	**(26.4)**	**(153.1)**	**–**	**(153.1)**
Other operating income		**11.1**	**–**	**11.1**	**–**	**11.1**
Operating profit from continuing operations before goodwill amortisation		**209.3**	**(9.0)**	**200.3**	**–**	**200.3**
Goodwill amortisation		**(37.5)**	**–**	**(37.5)**	**–**	**(37.5)**
Operating profit from continuing operations	2	**171.8**	**(9.0)**	**162.8**	**–**	**162.8**
Share of operating profit in joint ventures				**1.1**	**–**	**1.1**
				163.9	**–**	**163.9**
Provision for loss on disposal of and withdrawal from Appliance Retailing before goodwill write back				**–**	**(105.0)**	**(105.0)**
Goodwill write back				**–**	**(15.1)**	**(15.1)**
Provision for loss on disposal of and withdrawal from Appliance Retailing				**–**	**(120.1)**	**(120.1)**
Profit on ordinary activities before interest				**163.9**	**(120.1)**	**43.8**
Net interest and similar charges						
– Group				**(94.3)**	**–**	**(94.3)**
– Joint ventures				**(1.8)**	**–**	**(1.8)**
				(96.1)	**–**	**(96.1)**
Profit/(loss) on ordinary activities before goodwill amortisation and taxation				**105.3**	**(120.1)**	**(14.8)**
Goodwill amortisation				**(37.5)**	**–**	**(37.5)**
Profit/(loss) on ordinary activities before taxation				**67.8**	**(120.1)**	**(52.3)**
Taxation	4			**(23.7)**	**21.0**	**(2.7)**
Profit/(loss) after taxation				**44.1**	**(99.1)**	**(55.0)**
Minority interests						**8.3**
Loss for the period						**(46.7)**
Dividends						**(125.4)**
Loss retained						**(172.1)**
Loss per ordinary share	5					**(2.55)p**
Adjusting items – exceptional item						**5.41p**
– goodwill amortisation						**2.04p**
Earnings per ordinary share before exceptional item, goodwill amortisation and deferred tax						**5.34p**
Effect of deferred tax						**(0.44)p**
Earnings per ordinary share before exceptional item and goodwill amortisation	5					**4.90p**
Diluted loss per ordinary share	5					**(2.54)p**
Adjusting items – exceptional item						**5.39p**
– goodwill amortisation						**2.04p**
Diluted earnings per ordinary share before exceptional item and goodwill amortisation	5					**4.89p**
Dividend per ordinary share	6					**6.835p**

The Notes on pages 9 to 12 form part of these Accounts.

Group Profit and Loss Account
for the three months ended 30 June 2000

		Three months ended 30 June 2000				
		Continuing operations		Total before exceptional item	Exceptional item (Note 3)	
	Notes	Ongoing operations 2000 £m	Appliance Retailing 2000 £m	2000 £m	2000 £m	2000 £m
Turnover: group and share of joint ventures and associates		1,250.7	69.0	1,319.7	–	1,319.7
Less: share of turnover in joint ventures		(1.9)	–	(1.9)	–	(1.9)
Less: share of turnover in associates		(0.1)	–	(0.1)	–	(0.1)
Group turnover from continuing operations	2	1,248.7	69.0	1,317.7	–	1,317.7
Cost of sales		(798.9)	(49.3)	(848.2)	(62.1)	(910.3)
Gross profit from continuing operations		449.8	19.7	469.5	(62.1)	407.4
Transmission and distribution costs		(138.8)	–	(138.8)	(45.1)	(183.9)
Administrative expenses		(127.7)	(23.5)	(151.2)	(13.5)	(164.7)
Other operating income		12.5	–	12.5	–	12.5
Operating profit from continuing operations before goodwill amortisation		225.0	(3.8)	221.2	(120.7)	100.5
Goodwill amortisation		(29.2)	–	(29.2)	–	(29.2)
Operating profit from continuing operations	2	195.8	(3.8)	192.0	(120.7)	71.3
Share of operating loss in joint ventures				(4.3)	–	(4.3)
Profit on ordinary activities before interest				187.7	(120.7)	67.0
Net interest and similar charges						
– Group				(78.9)	–	(78.9)
– Joint ventures				(0.4)	–	(0.4)
				(79.3)	–	(79.3)
Profit on ordinary activities before goodwill amortisation and taxation				137.6	(120.7)	16.9
Goodwill amortisation				(29.2)	–	(29.2)
Profit/(loss) on ordinary activities before taxation				108.4	(120.7)	(12.3)
Taxation	4			(31.0)	45.9	14.9
Profit after taxation				77.4	(74.8)	2.6
Minority interests						6.1
Profit for the period						8.7
Dividends						(119.1)
Loss retained						(110.4)
Earnings per ordinary share	5					0.48p
Adjusting items – exceptional item						4.09p
– goodwill amortisation						1.60p
Earnings per ordinary share before exceptional item, goodwill amortisation and deferred tax						6.26p
Effect of deferred tax						(0.09)p
Earnings per ordinary share before exceptional item and goodwill amortisation	5					6.17p
Diluted earnings per ordinary share	5					0.47p
Adjusting items – exceptional item						4.07p
– goodwill amortisation						1.59p
Diluted earnings per ordinary share before exceptional item and goodwill amortisation	5					6.13p
Dividend per ordinary share	6					6.51p

The Notes on pages 9 to 12 form part of these Accounts.

Group Cash Flow Statement
for the three months ended 30 June 2001

	Three months ended 30 June	
	2001 £m	2000 £m
Cash inflow from continuing operating activities	**152.2**	432.6
Returns on investments and servicing of finance	**(82.1)**	(97.7)
Taxation	**(7.5)**	(33.7)
Free cash flow	**62.6**	301.2
Capital expenditure and financial investment	**(311.1)**	(266.1)
Cash flow before acquisitions and disposals	**(248.5)**	35.1
Acquisitions and disposals	**150.1**	180.2
Equity dividends paid	**(119.4)**	(113.4)
Cash (outflow)/inflow before use of liquid resources and financing	**(217.8)**	101.9
Management of liquid resources	**(3.2)**	(89.1)
Financing		
– Issue of ordinary share capital	**3.9**	0.3
– Increase/(decrease) in debt	**277.1**	(10.9)
	281.0	(10.6)
Increase in cash in period	**60.0**	2.2

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt
for the three months ended 30 June 2001

	Three months ended 30 June	
	2001 £m	2000 £m
Increase in cash in period	**60.0**	2.2
Cash (inflow)/outflow from (increase)/decrease in debt	**(277.1)**	10.9
Cash outflow from movement in liquid resources	**3.2**	89.1
Change in net debt resulting from cash flows	**(213.9)**	102.2
Exchange	**(9.9)**	(124.4)
Other non-cash movements	**(0.9)**	–
Movement in net debt in period	**(224.7)**	(22.2)
Net debt at end of previous period	**(5,285.1)**	(4,841.5)
Net debt at end of period	**(5,509.8)**	(4,863.7)

The Notes on pages 9 to 12 form part of these Accounts.

Group Balance Sheet
as at 30 June 2001

	Notes	30 June 2001 £m	30 June 2000 £m	31 March 2001 £m
Fixed assets				
Intangible assets – goodwill		2,814.6	2,269.6	2,840.8
Tangible assets		12,036.7	10,982.7	11,920.8
Investments				
– Investments in joint ventures:				
Share of gross assets		113.6	96.2	118.4
Share of gross liabilities		(70.6)	(76.7)	(74.6)
		43.0	19.5	43.8
– Investments in associates		5.0	5.4	5.0
– Other investments		253.5	231.7	247.5
		301.5	256.6	296.3
		15,152.8	13,508.9	15,057.9
Current assets				
Businesses held for disposal		–	555.0	–
Stocks		209.3	184.7	215.1
Debtors				
– Gross debtors		1,667.7	1,880.7	1,758.2
– Less non-recourse financing		(273.8)	(283.5)	(285.7)
		1,393.9	1,597.2	1,472.5
Short-term bank and other deposits		319.9	279.3	230.2
		1,923.1	2,616.2	1,917.8
Creditors: amounts falling due within one year				
Loans and other borrowings		(812.4)	(740.2)	(627.9)
Other creditors		(2,251.7)	(2,355.6)	(2,375.9)
		(3,064.1)	(3,095.8)	(3,003.8)
Net current liabilities		(1,141.0)	(479.6)	(1,086.0)
Total assets less current liabilities		14,011.8	13,029.3	13,971.9
Creditors: amounts falling due after more than one year				
Loans and other borrowings		(5,017.3)	(4,402.8)	(4,887.4)
Provisions for liabilities and charges				
– Deferred tax		(1,632.9)	(1,619.0)	(1,625.3)
– Other provisions		(822.0)	(627.3)	(778.7)
		(2,454.9)	(2,246.3)	(2,404.0)
Deferred income		(519.2)	(446.1)	(501.5)
Net assets	2	6,020.4	5,934.1	6,179.0
Called up share capital		924.9	923.9	924.5
Share premium		3,743.2	3,734.0	3,739.7
Revaluation reserve		216.3	219.6	217.1
Capital redemption reserve		18.3	18.3	18.3
Merger reserve		406.4	406.4	406.4
Profit and loss account		437.6	331.2	587.2
Equity shareholders' funds		5,746.7	5,633.4	5,893.2
Minority interests (including non-equity)		273.7	300.7	285.8
Capital employed		6,020.4	5,934.1	6,179.0
Net asset value per ordinary share	5	310.5p	304.9p	318.7p

The Notes on pages 9 to 12 form part of these Accounts.

Approved by the Board on 14 August 2001 and signed on its behalf by

Charles Miller Smith
Chairman

David Nish
Finance Director

Notes to the Quarterly Accounts
for the three months ended 30 June 2001

1 Basis of preparation

(a) These quarterly Accounts have been prepared on the basis of accounting policies consistent with those set out in the Directors' Report and Accounts for the year ended 31 March 2001. As a consequence of the implementation of Financial Reporting Standard 19 'Deferred tax' (FRS 19) within the March 2001 Accounts the comparative figures for the three months to June 2000 have been restated to reflect this change in accounting policy.

(b) The quarterly Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page 13. The information shown for the year ended 31 March 2001 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2001 filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

(c) All operations are continuing operations as defined in Financial Reporting Standard 3 'Reporting financial performance'. However, the results of Appliance Retailing have been presented separately in the Group Profit and Loss Account as a result of the planned disposal of and withdrawal from this business.

(d) The relevant exchange rates applied in the preparation of these quarterly Accounts were $1.42/£ (average rate for the three month period to 30 June 2001), $1.42/£ (closing rate as at 30 June 2001), $1.53/£ (average rate for the three month period to 30 June 2000), $1.52/£ (closing rate as at 30 June 2000) and $1.42/£ (closing rate as at 31 March 2001).

2 Segmental information

		Three months ended 30 June					
		Total turnover		Inter-segment turnover		External turnover	
(a) Turnover by segment	Notes	**2001 £m**	2000 £m	**2001 £m**	2000 £m	**2001 £m**	2000 £m
United Kingdom							
Generation and Supply	(i)	**481.5**	474.7	**9.9**	8.9	**471.6**	465.8
Infrastructure							
Power Systems	(i)	**151.8**	171.0	**95.6**	113.9	**56.2**	57.1
Southern Water	(i)	**105.8**	104.8	**0.4**	0.4	**105.4**	104.4
Telecoms		**67.0**	50.6	**8.0**	4.8	**59.0**	45.8
United Kingdom total – ongoing operations						**692.2**	673.1
United States							
PacifiCorp		**926.4**	575.6	**–**	–	**926.4**	575.6
United States total – ongoing operations						**926.4**	575.6
Total ongoing operations						**1,618.6**	1,248.7
United Kingdom							
Appliance Retailing	(i)	**67.1**	71.0	**1.1**	2.0	**66.0**	69.0
Total	(ii)					**1,684.6**	1,317.7

		Three months ended 30 June						
(b) Operating profit/(loss) by segment	Note	**Before goodwill amortisation 2001 £m**	**Goodwill amortisation 2001 £m**	**2001 £m**	Before goodwill amortisation and exceptional item 2000 £m	Goodwill amortisation 2000 £m	Exceptional item 2000 £m	2000 £m
United Kingdom								
Generation and Supply	(i)	**4.2**	**(1.2)**	**3.0**	12.6	–	–	12.6
Infrastructure								
Power Systems	(i)	**77.1**	**–**	**77.1**	82.6	–	–	82.6
Southern Water	(i)	**51.9**	**–**	**51.9**	56.8	–	–	56.8
Telecoms		**(16.6)**	**(0.6)**	**(17.2)**	(18.1)	(0.6)	–	(18.7)
United Kingdom total – ongoing operations		**116.6**	**(1.8)**	**114.8**	133.9	(0.6)	–	133.3
United States								
PacifiCorp		**92.7**	**(35.7)**	**57.0**	91.1	(28.6)	(120.7)	(58.2)
United States total – ongoing operations		**92.7**	**(35.7)**	**57.0**	91.1	(28.6)	(120.7)	(58.2)
Total ongoing operations		**209.3**	**(37.5)**	**171.8**	225.0	(29.2)	(120.7)	75.1
United Kingdom								
Appliance Retailing	(i)	**(9.0)**	**–**	**(9.0)**	(3.8)	–	–	(3.8)
Total		**200.3**	**(37.5)**	**162.8**	221.2	(29.2)	(120.7)	71.3

Notes to the Quarterly Accounts
for the three months ended 30 June 2001

2 Segmental information continued

(c) Net assets by segment	Notes	30 June 2001 £m	30 June 2000 £m	31 March 2001 £m
United Kingdom				
Generation and Supply	(i)	**796.7**	326.7	683.9
Infrastructure				
Power Systems	(i)	**1,990.8**	1,951.2	1,873.6
Southern Water	(i)	**1,830.0**	1,677.5	1,832.9
Telecoms		**301.0**	365.3	308.1
United Kingdom total – ongoing operations		**4,918.5**	4,320.7	4,698.5
United States				
PacifiCorp		**7,490.7**	7,154.6	7,562.0
United States total – ongoing operations		**7,490.7**	7,154.6	7,562.0
Total ongoing operations		**12,409.2**	11,475.3	12,260.5
United Kingdom				
Appliance Retailing	(i)	**(44.0)**	65.7	55.6
Unallocated net liabilities	(iii)	**(6,344.8)**	(5,606.9)	(6,137.1)
Total		**6,020.4**	5,934.1	6,179.0

(i) As announced in May 2001 the group operates through three divisions and, therefore, the former Generation Wholesale and Energy Supply segments have been combined. In addition, as a result of the planned disposal of and withdrawal from the group's Appliance Retailing operations and following the disposal of other non-core businesses in 2000/01, the Other segment has been absorbed into the new UK business segments. Prior year comparatives have been restated accordingly. The previously reported turnover, operating profit and net assets of the Other segment have been allocated as follows:

	External turnover 30 June 2000 £m	Operating profit 30 June 2000 £m	Net assets 30 June 2000 £m	Net assets 31 March 2001 £m
United Kingdom				
Generation and Supply	6.3	1.4	12.9	27.9
Infrastructure				
Power Systems	8.2	3.0	4.6	2.3
Southern Water	0.6	1.1	2.4	1.5
Appliance Retailing	69.0	(3.8)	65.7	55.6
Other total	84.1	1.7	85.6	87.3

(ii) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(iii) Unallocated net liabilities include net debt, dividends payable, tax liabilities, investments and businesses held for disposal.

3 Exceptional items

An exceptional charge of £120.1 million in the three months ended 30 June 2001, recognised after operating profit, relates to the provision for loss on disposal of and withdrawal from the group's Appliance Retailing operations. This charge includes £15.1 million of goodwill previously written off to reserves.

An exceptional charge of £120.7 million in the three months ended 30 June 2000, recognised in arriving at operating profit, related to the cost of the Transition Plan for PacifiCorp announced on 4 May 2000 and primarily represents severance and related costs for approximately 1,600 employees.

4 Taxation

The charge for taxation, including deferred tax, for the three months ended 30 June 2001 reflects the anticipated effective rate for the year ending 31 March 2002 of 22.5% on the profit before goodwill amortisation, exceptional items and taxation. The charge for taxation for the three months ended 30 June 2000 is based on an effective rate of 22.5%.

Notes to the Quarterly Accounts
for the three months ended 30 June 2001

5 (Loss)/earnings and net asset value per ordinary share

(a) (Loss)/earnings per ordinary share have been calculated for both periods by dividing the (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 30 June	
	2001	2000
(Loss)/profit for the period (£ million)	(46.7)	8.7
Basic weighted average share capital (number of shares, million)	1,833.4	1,828.2
Diluted weighted average share capital (number of shares, million)	1,838.6	1,837.1

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group's Employee Share Ownership Plan.

(b) The calculation of earnings per ordinary share, on a basis which excludes exceptional items and goodwill amortisation, is based on the following adjusted earnings:

	Three months ended 30 June	
	2001 £m	2000 £m
(Loss)/profit for the period	(46.7)	8.7
Adjusting items – exceptional items (net of attributable taxation)	99.1	74.8
– goodwill amortisation	37.5	29.2
Adjusted earnings	**89.9**	112.7

Adjusted earnings per share has been presented in addition to (loss)/earnings per share calculated in accordance with FRS 14 in order that more meaningful comparisons of financial performance can be made.

Earnings per share disclosures have been expanded to show the effect of deferred tax on earnings per share before exceptional items and goodwill amortisation. The deferred tax charge on pre-exceptional profits amounted to £8.0 million for the three months ended 30 June 2001 and £1.7 million for the three months ended 30 June 2000.

(c) Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective periods (after adjusting for the effect of shares held in trust for the group's Sharesave Schemes and Employee Share Ownership Plan):

	30 June 2001	30 June 2000	31 March 2001
Net assets (as adjusted) (£ million)	5,694.3	5,574.4	5,841.9
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)	1,833.7	1,828.4	1,833.0

6 Dividend per ordinary share

The first interim dividend of 6.835 pence per ordinary share is payable on 14 September 2001 to shareholders on the register at 10 August 2001. A first interim dividend of 6.51 pence per ordinary share was declared in respect of the three months ended 30 June 2000.

7 Statement of total recognised gains and losses

	Three months ended 30 June	
	2001 £m	2000 £m
(Loss)/profit for the period	(46.7)	8.7
Exchange movement on translation of overseas results and net assets	6.6	180.2
Total recognised gains and losses for the period	**(40.1)**	188.9

Notes to the Quarterly Accounts
for the three months ended 30 June 2001

8 Summary of differences between UK and US Generally Accepted Accounting Principles ('GAAP')

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to (loss)/profit for the financial period and equity shareholders' funds are set out in the tables below.

	Three months ended 30 June	
(a) Reconciliation of (loss)/profit for the financial period to US GAAP:	**2001 £m**	**2000 £m**
(Loss)/profit for the financial period under UK GAAP	**(46.7)**	8.7
US GAAP adjustments:		
Amortisation of goodwill	**(5.9)**	(9.0)
US regulatory assets	**24.3**	–
Pensions	**(0.1)**	21.4
Depreciation on revaluation uplift	**0.9**	0.9
Decommissioning and mine reclamation liabilities	**(6.3)**	(2.5)
PacifiCorp Transition Plan costs	**(5.2)**	120.7
FAS 133 adjustment	**48.0**	–
Other	**(0.5)**	(7.2)
	8.5	133.0
Deferred tax effect of US GAAP adjustments	**(10.0)**	(47.0)
(Loss)/profit for the financial period under US GAAP before cumulative adjustment for FAS 133	**(1.5)**	86.0
Cumulative adjustment for FAS 133	**(61.6)**	–
(Loss)/profit for the financial period under US GAAP	**(63.1)**	86.0
(Loss)/earnings per share under US GAAP	**(0.08)p**	4.70p
Diluted (loss)/earnings per share under US GAAP	**(0.08)p**	4.68p

(Loss)/earnings per share under US GAAP have been calculated before the cumulative adjustment for FAS 133.

As permitted under UK GAAP, (loss)/earnings per share have been presented including and excluding the impact of exceptional items and goodwill amortisation to provide an additional measure of underlying performance. In accordance with US GAAP, (loss)/earnings per share have been presented above based on US GAAP earnings, without adjustments for the impact of exceptional items and goodwill amortisation. Such additional measures of underlying performance are not permitted under US GAAP. The inclusion of exceptional items in the determination of (loss)/earnings per share in accordance with US GAAP decreased earnings by £96.5 million or 5.26 pence per share for the three months ended 30 June 2001. The inclusion of goodwill amortisation decreased earnings by £43.4 million or 2.37 pence per share for the three months ended 30 June 2001 and by £38.2 million or 2.09 pence per share for the three months ended 30 June 2000.

	30 June 2001 £m	30 June 2000 £m	31 March 2001 £m
(b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP:			
Equity shareholders' funds under UK GAAP	**5,746.7**	5,633.4	5,893.2
US GAAP adjustments:			
Goodwill	**1,334.8**	1,349.9	1,349.9
Business combinations	**(189.1)**	27.3	(188.7)
Amortisation of goodwill	**(175.6)**	(145.3)	(172.7)
ESOP shares held in trust	**(52.4)**	(59.0)	(51.1)
US regulatory assets	**998.2**	355.6	661.2
Pensions	**244.8**	171.3	245.0
Dividends	**125.4**	119.1	119.4
Revaluation of fixed assets	**(229.0)**	(229.0)	(229.0)
Depreciation on revaluation uplift	**12.8**	9.4	11.9
Decommissioning and mine reclamation liabilities	**76.5**	116.6	82.5
PacifiCorp Transition Plan costs	**112.5**	122.0	117.2
FAS 133 adjustment	**(476.3)**	–	–
Other	**10.1**	10.1	12.1
Deferred tax:			
Effect of US GAAP adjustments	**(303.0)**	(274.4)	(351.0)
Effect of differences in methodology	**(14.0)**	(6.6)	(37.0)
Equity shareholders' funds under US GAAP	**7,222.4**	7,200.4	7,462.9

FAS 133 'Accounting for Derivative Instruments and Hedging Activities' was effective for the group from 1 April 2001. The statement establishes accounting and reporting standards that require every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. Changes in the derivative's fair value will be recognised concurrently in earnings unless specific hedge accounting criteria are met.

The effect of adopting FAS 133 at 30 June 2001 on earnings and equity shareholders' funds is included in the UK GAAP to US GAAP reconciliations as shown above. The total FAS 133 adjustment included within equity shareholders' funds of £476.3 million at 30 June 2001 is offset by £315.8 million included within US regulatory assets relating to PacifiCorp's regulated activities which have been deferred as a regulatory asset under FAS 71 on the basis of applications to Public Utility Commissions to adopt this accounting treatment.

9 Contingent liabilities

There have been no material changes to the group's contingent liabilities disclosed in the Annual Report and Accounts 2001.

Independent Review Report to Scottish Power plc

Introduction

We have been instructed by the company to review the financial information set out on pages 5 to 12 and we have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority ('FSA') require that the accounting policies and presentation applied to the quarterly figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 June 2001.

PricewaterhouseCoopers

PricewaterhouseCooper s
Chartered Accountants
Glasgow
14 August 2001

Notes:

a) The work carried out by the auditors does not involve consideration of the maintenance and integrity of the Scottish Power plc website and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the quarterly report since it was initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.